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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-34354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/09**

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

FORTIS CLEARING AMERICAS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, Suite 400
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Michael Deaton	**(312) 604-8595**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Blvd., Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

Independent Auditors' Report

To the Managing Member of
Fortis Clearing Americas LLC:

We have audited the accompanying statement of financial condition of Fortis Clearing Americas LLC (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fortis Clearing Americas LLC as of December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in schedules 1, 2, 3, 4, 5, and 6 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 26, 2010

FORTIS CLEARING AMERICAS LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 7,627,893
Cash segregated under federal and other regulations	290,399,524
Securities purchased under agreements to resell, at fair value	626,809,497
Securities owned, marketable, at fair value	16,043,263
Receivables from:	
Brokers, dealers, and clearing organizations	1,752,531,912
Customers	436,551,801
Guarantee deposits with clearing organizations	59,184,848
Exchange memberships and stock, at cost (fair value $11,153,706)	8,298,418
Other investment, at estimated fair value	5,351,402
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation and amortization of $5,913,808)	4,439,805
Other assets	1,721,976
Total assets	$ 3,208,960,339
Liabilities and Members' Equity	
Liabilities:	
Bank loans	$ 225,000,000
Payables to:	
Brokers, dealers, and clearing organizations	1,218,364,110
Customers	1,481,469,460
Noncustomers	2,758,365
Securities sold under agreements to repurchase, at fair value	1,096,222
Accounts payable and accrued expenses	34,853,316
Total liabilities	2,963,541,473
Liabilities subordinated to claims of general creditors	80,000,000
Members' equity:	
Common member	165,238,866
Preferred Class A members	180,000
Total members' equity	165,418,866
Total liabilities and members' equity	$ 3,208,960,339

See accompanying notes.

(1) General Information and Summary of Significant Accounting Policies

Fortis Clearing Americas LLC (the "Company"), an Illinois limited liability company, was organized on August 31, 2006. Under the terms of the Limited Liability Company Agreement, the Company does not have a specific termination date and may be dissolved only as provided by the agreement. No member of the Company is personally liable for any debit balances, liabilities, or other obligations of the Company.

Fortis Bank Global Clearing N.V. (the Common Member), a wholly owned subsidiary of Fortis Bank (Nederland) N.V., acquired the common membership equity of the Company from FSI Holdings, Inc. on August 4, 2009.

The Company is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is also a registered futures commission merchant with the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Futures Association (the "NFA"). The Company is a clearing member of all principal U.S. securities and futures exchanges. The Company's primary source of revenue is commissions derived from executing and clearing orders for equities and equity options contracts and futures and futures options contracts on behalf of its customers, both domestically and internationally.

(a) *Cash and Cash Equivalents*

For purposes of reporting cash flows, the Company considers marketable securities due within ninety days to be cash equivalents. Cash equivalents include cash funds segregated or in separate accounts as required by the Securities Exchange Act of 1934 and the Commodity Exchange Act (CEAct). As such, the cash flows reflected in the statement of cash flows do not differentiate cash flows of segregated assets from cash flows of nonsegregated assets.

(b) *Fair Value of Financial Instruments*

The Company's financial instruments are reported in the statement of financial condition at fair value in accordance with Statement of Financial Accounting Standards No. 157. The estimated fair value of securities owned and securities sold are generally based on quoted market prices or dealer quotes. Other investments include certain Partnership investments, which are carried at fair value. Open trade equity on futures contracts is recorded as receivables and payables to clearing organizations or customers, as appropriate.

(c) *Securities Transactions*

Futures, options and forwards transactions, and related revenues and expenses are primarily recorded on the trade date. Equity securities and related revenues and expenses are recorded on the settlement date, which does not differ materially from the trade date.

(d) *Translation of Foreign Currencies*

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year.

(Continued)

(e) *Exchange Memberships and Stock*

Exchange memberships and stock required to be held in connection with such memberships are recorded at cost. If events or changes in circumstances indicate that the carrying amount may not be recoverable, it will be recorded at a lesser value that reflects the effects of the impairment. There were no impairments in 2009.

(f) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) *Receivables, Payables, and Marketable Securities*

Receivables from and payables to brokers, dealers, clearing organizations, and customers represent balances arising primarily in connection with security and commodity transactions, including unrealized gains and losses on open commodity futures and forward contracts. Marketable securities, consisting primarily of U.S. government securities, are held as collateral for receivables from customers and as margin. The Company may deposit these securities as margin with exchange clearing organizations. Customer-owned securities and options are excluded from the Company's statement of financial condition.

The Company establishes a reserve for estimated credit losses based upon historical experience and specific customer collection issues.

(h) *Income Taxes*

The Company is not subject to U.S. federal, state, and local income taxes. The Company's taxable income is included in the respective income tax returns of the members.

(i) *Securities-Lending Activities*

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash and/or other collateral with the lender. When loaning securities, the Company receives cash collateral generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. Interest rates paid on the cash collateral fluctuate with short-term interest rates.

(2) Special Reserve Account for Benefit of Customers

Cash of $276,783,756 has been segregated in special reserve accounts for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934.

(Continued)

(3) Segregation Requirements

Pursuant to requirements of the CEAct, funds deposited by customers relating to futures contracts in regulated commodities must be carried in separate bank accounts, which are designated as segregated customers' accounts. Funds deposited by customers and other assets which have been segregated as of December 31, 2009 are shown below:

Cash in bank	$	4,642,973
Marketable securities		647,505,866
Deposits with clearing organizations		8,749,252
Net settlement due from clearing organizations		21,279,513
Net unrealized receivable for open option contracts		343,131,379
Net equities payable to other futures commission merchants		(144,047)
Segregated funds on hand		53,228,226
Total amount in segregation		1,078,393,162
Amount required to be segregated		1,029,754,794
Excess funds in segregation	$	48,638,368

(4) Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due on margin and cash transactions. The receivables are collateralized substantially by customers' securities held, which are not reflected on the statement of financial condition.

(5) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are short-term in nature, are treated as collateralized financing transactions and are carried at the amounts at which the underlying securities will be subsequently resold or repurchased as specified in the respective agreements. It is the Company's policy to take possession of securities, subject to resale agreements. The fair value of the securities is determined daily and collateral added whenever necessary to bring the market value of the underlying collateral equal to or greater than the resale price specified in the contract. At December 31, 2009, the fair value of securities under resale agreements totaled $626,809,497 and the fair value of securities under repurchase agreements totaled $1,096,222.

(6) Securities Owned

Securities owned includes U.S. government obligations that are deposited at exchange clearing organizations and held in segregated bank accounts. Also included are unrestricted shares of corporate equity securities. At December 31, 2009, the fair value of these securities totaled $15,999,824 and $43,439, respectively.

(Continued)

(7) Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers and dealers represent collateralized balances and are generally collected within thirty days. As of December 31, 2009, the Company had pledged customer-owned securities totaling $14,293,383 with clearing organizations and $7,499,208 with a carrying broker to satisfy margin deposit requirements.

The Company does business with other broker-dealers who, for the most part, are members of the major U.S. securities exchanges. The Company monitors the credit standing of brokers and dealers and customers with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others. The Company seeks to obtain additional collateral if insufficient protection against loss exists.

At December 31, 2009, receivables from and payables to brokers, dealers, and clearing organizations are composed of the following:

Receivables:		
Brokers' and dealers' trading and investment accounts	$	848,916,639
Clearing brokers		242,946,500
Deposits for securities borrowed		619,535,518
Securities failed to deliver		11,490,307
Clearing organizations		29,642,948
	$	1,752,531,912
Payables:		
Brokers' and dealers' trading and investment accounts	$	189,440,457
Deposits for securities loaned		1,017,797,700
Securities failed to receive		1,585,974
Clearing organizations		9,539,979
	$	1,218,364,110

(8) Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are carried at cost and are depreciated using the straight-line and accelerated methods using an estimated useful life of three to ten years. Leasehold improvements are being amortized on the straight-line method over the estimated useful life of the improvements or the term of the lease. Furniture, equipment, and leasehold improvements consisted of the following at December 31, 2009:

Computer, equipment, and software	$	8,245,176
Leasehold improvements		1,597,661
Furniture and fixtures		510,776
		10,353,613
Accumulated depreciation and amortization		(5,913,808)
Furniture, equipment and leasehold improvements	$	4,439,805

(Continued)

(9) Line of Credit

At December 31, 2009, the Company had a $1,000,000,000 unsecured line of credit with an affiliated bank. At December 31, 2009, the amount outstanding on this credit line totaled $225,000,000 and is reflected in bank loans in the statement of financial condition. There was no interest payable at December 31, 2009.

The Company also has lines of credit totaling $150,000,000 with nonaffiliated banks. At December 31, 2009, the amount outstanding on one such credit line totaled $17,000,000 and was in the form of a letter of credit pledged with a clearing organization for margin purposes. Interest payable related to this credit line totaled approximately at December 31, 2009.

(10) Liabilities Subordinated to Claims of General Creditors

At December 31, 2009, liabilities subordinated to claims of general creditors consisted of borrowings from an affiliated bank pursuant to an equity capital loan agreement. The agreement expires on August 30, 2013 and bears interest at the 3 month LIBOR plus 1¼% per annum. The outstanding borrowings totaled $80,000,000 at December 31, 2009.

The subordinated borrowings are covered by an agreement approved by the Designated Self Regulatory Organizations and Designated Examining Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2009, there was no interest payable on the subordinated borrowings.

(11) Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Employee contributions made to the plan during the year ended December 31, 2009 totaled approximately $1,122,000.

(12) Estimated Fair Values of Financial Instruments

The fair value of all financial instruments other than securities and other investments, reflected on the statement of financial condition (consisting primarily of receivables from and payables to brokers, dealers, clearing organizations, and customers, and securities purchased under agreements to resell), approximates the recorded value due to the short-term nature of the financial instruments.

(13) Financial Derivative Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company accepts and clears futures contracts and options on futures contracts for the accounts of its customers, primarily exchange members and institutional firms. As such, the Company guarantees to the respective clearing houses or other brokers, its customers' performance under these contracts. To reduce its risk, the Company requires its customers to meet, at minimum, the margin requirement established by each of the exchanges at which contracts are traded.

(Continued)

Margin requirements for exchange members may be significantly less than those required from other customers. Margin is a good faith deposit from the customer that reduces risk to the Company of failure on behalf of the customer to fulfill any obligation under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed.

Customers may also be required to deposit additional funds, securities, or other collateral. As a result of market variation, the Company may satisfy margin requirements by liquidating certain customer positions. Management believes that the margin deposits and collateral held at December 31, 2009 were adequate to minimize the risk of material loss that could be created by positions held at that time.

(14) Leases

The Company has noncancelable and cancelable operating leases for its offices that require the Company to pay all executing costs such as maintenance and insurance. Future minimum lease payments under the noncancelable and cancelable operating leases (with initial or remaining lease terms in excess of one year), along with the minimum annual sublease rentals to be received in the future are approximately as follows as of December 31, 2009:

	Operating leases	Sublease rentals	Net commitment
Year ending December 31:			
2010	$ 2,800,000	$ (350,000)	$ 2,450,000
2011	2,900,000	(360,000)	2,540,000
2012	2,900,000	(370,000)	2,530,000
2013	3,000,000	(380,000)	2,620,000
2014	3,000,000	(390,000)	2,610,000
Thereafter	23,400,000	(510,000)	22,890,000
Total minimum lease payments	$ 38,000,000	$ (2,360,000)	$ 35,640,000

(15) Guarantees and Indemnifications

Under certain exchange or clearinghouse membership agreements, members are generally required to guarantee the performance of other members by meeting any shortfalls in the event a member becomes unable to satisfy their obligation to the exchange or clearinghouse. To mitigate this risk, the exchanges and clearinghouses typically require their members to deposit collateral with them. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under the arrangements is unlikely. Accordingly, no contingent liability is recorded in the accompanying statement of financial condition.

The Company clears and executes futures contracts, options on futures contracts, and equity products, including options for the accounts of its customers. As such, the Company deposits performance bond collateral with the applicable clearing organizations to fulfill the obligations of its customers' performance under these contracts. To reduce its operational risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each exchange on which the contract is traded. This margin is a good faith deposit from the customer.

To minimize its market and credit risks, the Company adjusts the amount of margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2009 are adequate to mitigate the risk of material loss.

At December 31, 2009, the Company was a guarantor of certain exchange membership loans for its customers totaling approximately $2,784,000.

(16) Members' Equity

The limited liability company operating agreement for the Company provides for two classes of membership with varying rights, preferences, privileges, and obligations. The Common Member has all the voting rights and authority to manage the Company's operations and the Preferred Members have no voting rights and do not participate in management by reason of such memberships or interests. The Company is authorized to issue 500 Class A and 500 Class B preferred interests in exchange for a $10,000 and $15,000 capital contribution, respectively, for each such interest. Class A members have a Joint Back Office (JBO) clearing agreement with the Company. This agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement Class A members are not allocated any income or losses from the Company's operations. Class B Preferred Members are proprietary traders which allow them to receive member exchange fee rates on trades executed on the Chicago Mercantile Exchange. Class B members receive their respective allocated profit and loss from their trading activity, of which the related revenue is reflected as proprietary trading income in the statement of operations. At December 31, 2009, there were no Class B Preferred members.

(17) Secured Amounts Requirement

Pursuant to Section 30.7 of the CEAct, the Company has set aside funds deposited by customers relating to foreign futures and options in separate acknowledged bank accounts as of December 31, 2009 as follows:

Total funds set aside	$	105,868,840
Amount required to be set aside		90,205,566
Excess funds secured	$	15,663,274

(18) Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. Expenses and costs are allocated based on an internal cost allocation methodology. The Company executes and clears trades for related customers and the Company utilizes related clearing brokers to execute and clear futures transactions on exchanges where the Company is not a member. At December 31, 2009, the Company had receivables from related clearing brokers and payables to related customers of approximately $222,178,000 and $277,605,000, respectively. These amounts are reflected in receivables from brokers, dealers and clearing organizations and payables to customers, respectively, in the statement of financial condition.

At December 31, 2009, the Company had borrowing transactions with an affiliated bank in order to facilitate client transactions, and to meet short-term financing needs (see notes 9 and 10).

(19) Net Capital Requirements

The Company is a broker dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is a futures commission merchant subject to the Commodity Futures Trading Commission Minimum Capital Requirement (Regulation 1.17). In addition, the Company is subject to minimum capital requirements of the CME Group, Inc. Under the more restrictive of these rules, the Company is required to maintain "net capital" equivalent to the greater of $2,500,000, 2% of "aggregate debit items" or the sum of 8% of the customer risk maintenance margin requirement plus 4% of the non-customer risk maintenance margin requirement, as these terms are defined.

Adjusted net capital, aggregate debit items and risk maintenance margin requirements change from day to day. At December 31, 2009, under the more restrictive of these rules, the Company had net capital and net capital requirements of $218,392,536 and $50,453,635, respectively. The net capital rule may effectively restrict member withdrawals and the repayment of subordinated loans.

(20) Fair Value Disclosure

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") as of January 1, 2008, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchy that prioritizes inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

<u>Level 1 Inputs:</u> Quoted prices in active markets for identical assets or liabilities at the reporting date.

<u>Level 2 Inputs:</u> Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

<u>Level 3 Inputs:</u> Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned	$ 16,043,263	$ -	$ -	$ 16,043,263
Securities purchased under agreements to resell	-	626,809,497	-	626,809,497
Other investment	-	-	5,351,402	5,351,402
	$ 16,043,263	$ 626,809,497	$ 5,351,402	$ 648,204,162
Liabilities				
Securities sold under agreements to repurchase	$ -	$ 1,096,222	$ -	$ 1,096,222

For the year ended December 31, 2009, the change in unrealized gain on Level 3 assets (other investment) totaled $188,381 and is included in net gain on securities and other investments in the statement of operations. The following table presents changes in Level 3 assets for the year ended December 31, 2009:

Balance, January 1, 2009	$ 5,163,021
Unrealized gain on other investment	188,381
Balance, December 31, 2009	$ 5,351,402

(21) Litigation

In August 2007, Sentinel Management Group, Inc. ("Sentinel"), a futures commission merchant that managed certain customer segregated funds for the Company, filed for bankruptcy. Shortly before Sentinel filed for bankruptcy, Sentinel sold certain securities to Citadel Equity Fund, Ltd. ("Citadel"). The U.S. Bankruptcy Court ordered funds from the sale to Citadel be distributed to certain Sentinel customers. The Company received its pro rata share which totaled $52,755,815. On or about September 15, 2008, the bankruptcy trustee filed an adversary proceeding (the "Complaint") against all of the recipients of the court ordered distribution of funds from the Citadel sale, including the Company. The Complaint also includes a claim for money the Company received shortly before Sentinel filed for bankruptcy in the amount of $4,000,399. The Company intends to vigorously defend against the Complaint. The Company's legal counsel has indicated that it cannot yet express an opinion as to the ultimate outcome of the proceeding. Management believes the claims are without merit. Accordingly, no provision has been made in the financial statements for any loss that may result from the Complaint.

In August 2009, a customer filed a complaint against the Company alleging that the Company unlawfully failed to deliver certain securities in a timely manner. The customer alleges that she intended to liquidate the securities immediately and, as a result of the Company's alleged unjustified delay in delivering the securities, she was damaged when the price of the securities significantly dropped before they could be sold. The complaint seeks damages based on a maximum exposure of $2 million. The Company filed an Answer and Affirmative Defenses to the customer's complaint on October 13, 2009. At the same time, the Company filed a motion to dismiss Count III of the customer's complaint, which alleged that the Company breached its fiduciary duties to the customer. That motion is set to be argued in April 2010.

The Company intends to vigorously defend against the complaint. The Company's legal counsel has indicated that it cannot yet express an opinion as to the ultimate outcome of the proceeding. Management believes the claims are without merit. Accordingly, no provision has been made in the financial statements for any loss that may result from the complaint.

(22) Subsequent Event

Effective March 31, 2010, the Commodity Futures Trading Commission's amendment to its regulations regarding minimum adjusted net capital under Regulation 1.17 becomes effective. Under this amendment, the Company's margin-based capital requirements for noncustomer positions will increase from 4% to 8%. (see note 19) Therefore, under the more restrictive of the SEC and CFTC regulations, the Company will be required to maintain "net capital" equivalent to the greater of $2,500,000, 2% of "aggregate debit items" or the sum of 8% of the customer risk maintenance margin requirement plus 8% of the non-customer risk maintenance margin requirement, as these terms are defined.

Schedule 1

FORTIS CLEARING AMERICAS LLC

Computation of Net Capital

December 31, 2009

Total members' equity		$ 165,418,866
Add liabilities subordinated to claims of general creditors		80,000,000
Total capital		245,418,866
Deductions and /or charges:		
Nonallowable assets:		
Receivables from customers	$ 510,677	
Receivables from noncustomers	146,770	
Exchange memberships and stock, at cost	8,298,418	
Other investment, at estimated fair value	5,351,402	
Furniture, equipment, and leasehold improvements, net	4,439,805	
Other	1,070,389	
	19,817,461	
Additional charges for customers' and noncustomers' commodity accounts	3,945,503	
Aged fails to deliver	16,815	
Other deductions and /or charges	940,467	
Deductions for accounts carried under rule 15c3-1(a)(7) and (c)(2)(x)	1,554,733	26,274,979
Net capital before haircuts on securities positions		219,143,887
Haircuts on securities:		
Trading and investment securities:		
U.S. and Canadian government obligations	10,937	
Corporate obligations	696,975	
Stocks and warrants	43,439	751,351
Net capital		$ 218,392,536
Computation of alternate net capital requirement:		
Greater of 2% of aggregate debit or minimum requirements under the Commodity Exchange Act as defined		$ 50,453,635
Minimum dollar net capital requirement		$ 2,500,000
Net capital requirement		$ 50,453,635
Excess net capital		$ 167,938,901
Percentage of net capital to aggregate debits		345.32%
Net capital in excess of 110% of minimum net capital requirement		$ 162,893,538

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2009.

See accompanying independent auditors' report.

FORTIS CLEARING AMERICAS LLC

Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2009

Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$	216,651,284
Monies borrowed collateralized by securities carried for the accounts of customers		8,699,688
Monies payable against customers' securities loaned		974,934
Customers' securities failed to receive		107,460
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		7,392
Total credits		226,440,758
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to note E, Exhibit A, Rule 15c3-3		4,722,881
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		49,693,566
Failed to deliver of customers' securities not older than 30 calendar days		128,093
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		8,699,688
Aggregate debit items		63,244,228
Less 3%		(1,897,327)
Total 15c3-3 debits		61,346,901
Reserve computation – excess of total credits over total debits	$	165,093,857
Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period on December 31, 2009	$	229,781,290
Withdrawal made on January 4, 2010		(24,000,000)
New amount in "Reserve Bank Account(s)"	$	205,781,290

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2009.

See accompanying independent auditors' report.

FORTIS CLEARING AMERICAS LLC

Computation for Determination of PAIB Reserve Requirements for Broker-Dealers

December 31, 2009

Credit balances:		
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$	190,641,572
Monies borrowed collateralized by securities carried for PAIB		13,217,230
Monies payable against PAIB securities loaned		1,016,822,766
PAIB securities failed to receive		1,478,514
Other		809,295,777
Total PAIB credits		2,031,455,859
Debit balances:		
Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection		332,864,618
Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		569,841,952
Failed to deliver of PAIB securities not older than 30 calendar days		11,362,215
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts		873,887,334
Total PAIB debits		1,787,956,119
Reserve computation – excess of total PAIB credits over total PAIB debits	$	243,499,740
Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period on December 31, 2009	$	47,002,466
Deposit made on January 4, 2010		217,000,000
New amount in "Reserve Bank Account(s)"	$	264,002,466

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2009.

See accompanying independent auditors' report.

FORTIS CLEARING AMERICAS LLC

Segregation Requirement and Funds in Segregation

December 31, 2009

Segregation requirement:		
Net ledger balance:		
Cash	$	627,868,810
Securities		75,020,818
Net unrealized loss in open futures contracts traded on a contract market		(17,770,416)
Exchange traded options:		
Market value of open options contracts purchased on a contract market		9,767,138,787
Market value of open options contracts sold on a contract market		(9,425,352,032)
Net equity		1,026,905,967
Accounts liquidating to a deficit and accounts with debit balances with no open trades		2,848,827
Amount required to be segregated		1,029,754,794
Funds on deposit in segregation:		
Deposited in segregated funds bank accounts:		
Cash		4,642,973
Margins on deposit with clearing organizations of contract markets:		
Cash		8,749,252
Securities representing investments of customers' funds, at market		625,713,275
Securities held for particular customers in lieu of cash margins, at market		14,293,383
Net settlement due to clearing organizations of contract markets		21,279,513
Exchange traded options:		
Value of open long option contracts		9,764,966,974
Value of open short option contracts		(9,421,835,595)
Net equities with other futures commission merchants:		
Net liquidating equity		(144,047)
Securities held for particular customers in lieu of cash margins, at market		7,499,208
Customers' segregated funds on hand (warehouse receipts)		53,228,226
Total amount in segregation		1,078,393,162
Excess funds in segregation	$	48,638,368

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2009.

Schedule 5

FORTIS CLEARING AMERICAS LLC

Secured Requirement and Funds Held in Separate Accounts

December 31, 2009

Amount required to be set aside in separate Section 30.7 accounts	$	90,205,566
Funds on deposit in separate Section 30.7 accounts:		
Cash in banks located in the United States		223,544
Equities with registered futures commission merchants		105,645,296
Total amount in separate Section 30.7 accounts		105,868,840
Excess funds in separate Section 30.7 accounts	$	15,663,274

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2009.

Schedule 6

FORTIS CLEARING AMERICAS LLC

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

---

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	$	
A. Number of items		—
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	
A. Number of items		—

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2009.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

Independent Auditors' Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

To the Managing Member of
Fortis Clearing Americas LLC:

In planning and performing our audit of the statement of financial condition of Fortis Clearing Americas LLC (the Company) as of December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related

R&J

costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Managing Member, management, the SEC, the CFTC, the CME Group, Inc., the Chicago Board Options Exchange, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 26, 2010

FORTIS CLEARING AMERICAS LLC

Statement of Financial Condition and Schedules

December 31, 2009

(With Independent Auditors' Report Thereon and Supplemental Report on Internal Control)

AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, **Michael Deaton**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Fortis Clearing Americas, LLC** as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

24th day of February, 2010

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).